January 31, 2017

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                 Era Anagnosti, Legal Branch Chief
David Lin

Re:                                                     Caterpillar Financial Services Corporation
Registration Statement on Form S-4
Filed December 21, 2016
File No. 333-215232

Ladies and Gentlemen:

Caterpillar Financial Services Corporation, a Delaware corporation (the “Company”) is registering on its Registration Statement on Form S-4 (File No. 333-215232) an offer to exchange (the “Exchange Offer”) the Company’s privately placed Medium-Term Notes, Series H, 1.931% Notes due 2021 (CUSIP Nos. 14913CAA8 and 14913FAA1) (the “Restricted Notes”) for the Company’s Medium-Term Notes, Series H, 1.931% Notes due 2021 (CUSIP No. 14912L7D7) (the “Exchange Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the position of the staff of the U.S. Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (“Exxon”), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, the Company hereby represents to the Staff as follows:

(a)                                 The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

(b)                                 In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon or interpretive letters of similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with any secondary resale transaction.

(c)                                  The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(i)                                     An acknowledgement that it does not intend to engage in a distribution of the Exchange Notes; and

(ii)                                  If the exchange offeree is a broker-dealer exchanging Restricted Notes it acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

CATERPILLAR FINANCIAL SERVICES CORPORATION

By:	/s/ Leslie S. Zmugg
Leslie S. Zmugg
Secretary